ⓘnvestor

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549
U.S.A.

April 19, 2004

Re: Investor AB – file no 82-34698

The enclosed information is being furnished pursuant to Rule 12g3-2(b).

Very truly yours,

Gunilla Swardh
Compliance Officer

Enclosure

82-34698

Investor

Net Asset Value Report January – March 2004

Investor's net asset value on March 31, 2004 amounted to SEK 91,584 m. (SEK 119 per share), compared with SEK 83,063 m. (SEK 108 per share) on December 31, 2003.

The net asset value increased by SEK 8,521 m. (-4,000), or 10 percent (-6), during the first three months of the year. The change in net asset value includes consolidated income after tax totaling SEK 6,636 m. (113), corresponding to SEK 8.65 per share (0.15). The net asset value was also affected by the dividend payment totaling SEK -1,726 m. (0).

The value of Investor's total assets on March 31, 2004 was SEK 107,734 m. (76,189). Net debt amounted to SEK 16,150 m. on March 31 (17,420), corresponding to 15 percent of total assets (23).

The value of Investor's Core Holdings increased by SEK 9,782 m. during the first three months of the year (-3,984). Ericsson, ABB and SEB accounted for most of the increase: SEK 6,611 m., SEK 1,674 m. and SEK 622 m., respectively.

Investor sold shares in AstraZeneca for SEK 7,320 m. in February and recorded a capital gain of SEK 6,148 m. on the sale.

The value of New Investments increased by SEK 515 m. during the period (-52). Investments in the first quarter totaled SEK 490 m. (326) and shares were sold for SEK 845 m. (474) within the New Investments business.

The total return on Investor shares was 12 percent in the first three months of 2004 (-6). The total return was 69 percent during the past 12-month period (-56).

Investor's key figures

	3/31 2004	12/31 2003	3/31 2003
Assets, SEK m.	107 734	103 656	76 189
Net debt, SEK m.	-16 150	-20 593	-17 420
Net asset value, SEK m.	91 584	83 063	58 769
Net asset value per share, SEK	119	108	77

Development during the quarter	January-March 2004	January-March 2003
Change in net asset value, SEK m.	8 521	-4 000
Change in net asset value, percent	10	-6
Change in net asset value per share, SEK	11	-5

Investor has chosen to release this net asset value report to provide financial information to the market as quickly as possible. Due to current accounting regulations, Investor's associated companies are to be reported in accordance with the equity method in the consolidated income statement and balance sheet. As a consequence, Investor must wait for the interim reports of associated companies before it can prepare its own formal interim report (see "Accounting Principles" for further information). The formal interim report will be released May 28, 2004.

The net asset value report can also be accessed on the Internet at www.investorab.com

Investor is the largest industrial holding company in the Nordic region. For almost a century, our business concept has been to build best-in-class companies in sectors where we have a strong knowledge and networking advantage. Investor is a leading shareholder in a number of multinational ... including AstraZeneca, Ericsson and SEB. Investor also conducts private equity activities in

President's comments

Continuing positive development of holdings

The positive trend for Investor's holdings and net asset value continued during the first quarter of 2004. During the past few quarters, most of these holdings, both large and small, have improved their profitability, strengthened their financial position and seen increased customer activity. The intensive work put into the companies the past few years is now showing results.

In the first quarter, Investor increased its financial flexibility by selling a portion of its holding in AstraZeneca. Despite this sale, AstraZeneca remains our largest single holding and a company we believe has a promising future. Investor's financial leverage was reduced by this transaction from 20 percent to just under 15 percent, lowering the level of risk and improving our financial flexibility.

In February, it was announced that certain changes would be made to the operations and organization of Investor Growth Capital and related corporate functions. This realignment is being made against the background of the climate in venture capital markets, where we are now seeing a lower level of activity than three to five years ago. Furthermore, there is an oversupply of capital, and consequently high valuation levels, in several markets. There are still opportunities for making sound investments, but in the light of the current market environment, investment activity may remain at a level that is lower than earlier anticipated. Investor Growth Capital's focus on investments in the technology and healthcare sectors remains unchanged. The realignment of the organization and cost reductions in Investor Growth Capital and related corporate functions are expected to result in annual cost savings of about SEK 75 m. over time.

As the financial position of core holdings is strengthened, the strategic initiatives of the companies come into sharper focus. Examples of new organic growth initiatives that have drawn attention lately are Scania's new truck model, the R series, and AstraZeneca's launch of several new drugs. Gambro's expansion of production capacity in Europe for dialyzers is also worth noting. Several companies, such as Atlas Copco, OMHEX and WM-data, announced acquisitions during the quarter in select product segments or markets. Rising raw material prices, continuing uncertainty about the development of the U.S. dollar and a generally tough competitive climate also puts substantial pressure on maintaining cost efficiency in most industries. These factors must be contended with by developing processes and products on an ongoing basis and by continuously reviewing the organizational structure and production costs.

Companies within New Investments are also reporting improvements in their operations. The business area as a whole contributed positively to Investor's net asset value during the quarter. Holdings in the technology sector have experienced notable fundamental progress.

There are positive indicators for the growing use of broadband services, both fixed and mobile. We are also seeing continuing strong demand in the semiconductor sector, even though the share performance of listed holdings has been weaker since year-end. Healthcare is another important industry for Investor. Companies in this sector are less cyclical but more dependent on progress in specific research areas. Here, several holdings are also performing positively, such as the listed holdings Kyphon and Ista Pharma in the U.S. At the same time, it is important to keep in mind that the success of many companies in the healthcare sector is very much dependent on successful research activities and regulatory approvals.

During the quarter, a new investment was made in EpiValley, based in Korea. EpiValley manufactures and sells advanced epiwafers and chips that are used primarily in lighting applications in mobile phones. We also announced a new investment in Swedish Orphan International, which develops and markets orphan drugs used in the treatment of rare disorders. Selected shares among listed holdings were partially sold during the quarter, including the remaining position in ASM Pacific. A number of follow-on investments were also completed.

Within EQT, the Finnish company Vaasan & Vaasan was sold. EQT also announced in March that an agreement had been reached for the sale of Dahl.

Improved conditions in the financial and capital markets have increased the potential for successful initial public offerings. This improvement, in combination with the stronger business environment, is allowing for attractive exit opportunities among our holdings within New Investments.

During the quarter, 3 continued to develop customer offerings in Sweden and Denmark, which in combination with greater availability of 3G mobile handsets, have increased demand for mobile broadband services. Our view of 3's operations remains positive.

Our business concept is to create value by building and developing best-in-class companies in sectors where we have a knowledge and networking advantage. Our role as a committed owner, through active board work, is to focus on the specific needs and opportunities of each company. One of our most important functions is to provide capital to strengthen balance sheets, but also to facilitate growth efforts. Last, but not least, it is a question of finding the right people for the companies. In the final analysis, this is what drives our success.

M. Wallenberg

Marcus Wallenberg

Change in net asset value

On March 31, 2004, Investor's net asset value amounted to SEK 91,584 m. (58,769)[1], corresponding to SEK 119 per share (77).

Investor's net asset value

	3/31 2004		12/31 2003	
	SEK/share	SEK m.	SEK/share	SEK m.
Core Holdings	115	88 303	112	85 841
New Investments	17	12 931	16	12 745
Other Holdings	4	2 784	4	2 924
Other Operations	2	2 280	2	1 561
Other assets and liabilities	2	1 436	1	585
Total assets	**140**	**107 734**	**135**	**103 656**
Net debt	-21	-16 150	-27	-20 593
Total net asset value	**119**	**91 584**	**108**	**83 063**

Investor's net asset value increased by SEK 8,521 m. (-4,000), or 10 percent, in the first three months of the year (-6).

For more information: nav.investorab.com



Change in net asset value
SEK bn.
SEK/share
200
150
100
50
0
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
3/31 2004
Net asset value (left-hand scale)
Net asset value/share (right-hand scale)

1) Figures in parentheses refer to the corresponding date/period of the preceding year.

During the three-month period, Core Holdings changed the net asset value by SEK 10,038 m. (-3,658), New Investments by SEK 374 m. (-80), Other Holdings by SEK 15 m. (56) and Other Operations by SEK 18 m. (4). The net asset value was also affected in the first three months by SEK -1,924 m. in groupwide items (-322), of which the dividend payment represented SEK -1,726 m. (0).

See Appendix 1, page 13, for a detailed presentation of each business area's effect on the change in net asset value.

Investor shares

The total return[2] on Investor shares was 12 percent over the first three months of the year (-6). The total return was 69 percent in the past 12-month period (-56).

The average total return on Investor shares has been 14 percent in the past 20-year period.



Average total return, percent
15
12
9
6
3
0
Reporting period
5 years
10 years
20 years

Average total return (share price performance including reinvested dividends) for Investor shares on March 31, 2004.
Source: SIX AB

The price of the Investor B-share was SEK 75.50 on March 31, 2004, as against SEK 69.50 at year-end 2003.

For more information: share.investorab.com

2) Total return is the sum of share price changes and reinvested dividends.

Total assets by sector and business area on March 31, 2004



Healthcare (27%)
Technology (27%)
Engineering (24%)
Financial Services (16%)
Other (6%)

SEK m.	Healthcare	Technology	Engineering	Financial Services	Other	Total
Core Holdings	26 338	20 797	24 523	16 645	-	**88 303**
New Investments, listed	1 116	855	22	-	-	**1 993**
New Investments, unlisted	1 563	5 607	1 046	293	2 429	**10 938**
Other	-	1 621	417	-	4 462	**6 500**
Total	**29 017**	**28 880**	**26 008**	**16 938**	**6 891**	**107 734**

Core Holdings

No additional investments were made in the Core Holdings portfolio during the first quarter of 2004 (0). Shares were sold for SEK 7,320 m. (50).

The divestment during the period consisted of 21,200,000 shares in AstraZeneca that were sold for SEK 7,320 m. The sale generated a capital gain of SEK 6,148 m. After the sale, Investor's holding in AstraZeneca amounts to 3.8 percent of the votes and capital.

Development of Core Holdings

SEK m.	1/1-3/31 2004	1/1-3/31 2003
Capital gains/losses	6 148	-41
Change in surplus value, etc.	3 634	-3 943
Change in value	**9 782**	**-3 984**
Dividends	299	365
Operating costs	-43	-39
Effect on net asset value	**10 038**	**-3 658**

Approved, but not yet received, dividends from core holdings totaled SEK 299 m. in the first three months and pertain to AstraZeneca and Saab AB.

The value of Investor's core holdings increased by SEK 9,782 m. in the first three months of the year (-3,984), which includes capital gains/losses and the change in surplus value, etc.

Ericsson, ABB and SEB accounted for most of the increase: SEK 6,611 m., SEK 1,674 m. and SEK 622 m., respectively.



Change in value, Core Holdings
January 1, 2004 - March 31, 2004
Ericsson
ABB
SEB
Scania
Atlas Copco
WM-data
OMHEX
AstraZeneca
Electrolux
Gambro
Saab AB
SEK m
0
1 000
2 000
3 000
4 000
5 000
6 000
7 000

For more information: ch.investorab.com

Core Holdings

	Number of shares[1] 3/31 2004	Market value SEK/share 3/31 2004	Market value SEK m. 3/31 2004	Share price perform-ance[2] 2004 (%)	Share of total assets (%)	Share of capital[3] (%)	Share of voting rights[3] (%)	Market value SEK/share 12/31 2003	Market value SEK m. 12/31 2003
Healthcare									
AstraZeneca	63 465 810	29	22 435	1	21	4	4	39	29 675
Gambro	68 468 225	5	3 903	-4	4	20	26	5	4 074
		34	**26 338**		**25**			**44**	**33 749**
Technology									
Ericsson	810 393 516	22	17 322	62	16	5	38	14	10 711
Saab AB	21 611 925	3	2 140	-9	2	20	36	3	2 356
WM-data	70 265 500	2	1 335	23	1	16	29	1	1 089
		27	**20 797**		**19**			**18**	**14 156**
Engineering									
ABB	204 115 142	12	9 042	23	8	10	10	10	7 368
Atlas Copco	31 454 971	11	8 430	4	8	15	21	11	8 100
Scania	18 170 073	5	4 137	13	4	9	15	5	3 672
Electrolux	18 919 190	4	2 914	-3	3	6	26	4	2 980
		32	**24 523**		**23**			**30**	**22 120**
Financial Services									
SEB	138 272 295	20	15 279	4	14	20	21	19	14 657
OMHEX	12 950 507	2	1 366	18	1	11	11	1	1 159
		22	**16 645**		**15**			**20**	**15 816**
Total		**115**	**88 303**		**82**			**112**	**85 841**

[1] Holdings, including any shares on loan.
[2] Most actively traded class of share.
[3] *After full dilution and adjusted for any repurchases of own shares.*

New Investments

A total of SEK 490 m. was invested in the first three months of the year (326) in the New Investments business. Holdings were sold during the period for SEK 845 m. (474), generating capital gains totaling SEK 540 m. (-25).

Net write-downs were positive and amounted to SEK +28 m. during the period (+168). Net write-downs include write-downs of existing holdings for the period, reversed write-downs of holdings that were sold during the first three months (after which the change in value was transferred to capital gains/losses) and previously written down holdings whose performance warranted the reversal of a write-down.

The value of New Investments increased by SEK 515 m. in the first three months of the year (-52).

Development of New Investments

SEK m.	1/1-3/31 2004	1/1-3/31 2003
Capital gains/losses	540	-25
Write-downs, net	28	168
Change in surplus value, etc.	-53	-195
Change in value	**515**	**-52**
Dividends	0	42
Operating costs	-66	-70
Restructuring cost	-75	-
Effect on net asset value	**374**	**-80**

During the period January 1, 1998 to March 31, 2004, the New Investments business increased Investor's net asset value by SEK 76 m. (see table below). The return on realized investments met the minimum return requirement of 20 percent during this period.

New Investments – 10 largest listed holdings[1]

	Sector	Ownership (%)	Share price performance 2004 (%)	Market value[2] (SEK m.) 3/31 2004	Market value[2] (SEK m.) 12/31 2003
Kyphon	H	10	-4	507	515
Tessera	T	12	-3	497	568
ISTA	H	20	39	271	188
Intuitive Surgical	H	4	-1	146	141
Axcan	H	2	22	129	151
Lycos Europe	T	5	2	111	108
Amkor	T	1	-19	110	127
Micronic	T	5	-32	88	125
Biotage	H	12	-3	63	65
Stepstone	T	9	23	27	22
Other, listed		-	-	44	240
Total, listed				**1 993**	**2 250**
Unlisted				10 938	10 495
Total, New Investments				**12 931**	**12 745**

[1] Purchases and sales were made in certain holdings during the year.
[2] After a discount of 10 or 20 percent, depending on the liquidity of the company's shares. Market value is affected by exchange rate changes.


New Investments on March 31, 2004
Geographic distribution, development stage and per unit
Northern Europe (61%)
U.S.A. (31%)
Asia (8%)
Mature (55%)
Expansion stage (22%)
Early stage (4%)
b-business partners (10%)
Holdings in other funds (9%)
Investor Growth Capital (62%)
EQT (33%)
Investor Capital Partners - Asia Fund (5%)

For more information: ni.investorab.com

New Investments' effect on the change in net asset value

SEK m.	1998	1999	2000	2001	2002	2003	Jan.-Mar. 2004	Total 1998-March 2004
Capital gains/losses (incl. dividends)	709	2 399	3 004	524	297	420	540	**7 893**
Write-downs, net	-344	14	-1 228	-2 802	-1 674	-75	28	**-6 081**
Operating costs	-210	-249	-325	-336	-302	-271	-141[1]	**-1 834**
Result for the period	**155**	**2 164**	**1 451**	**-2 614**	**-1 679**	**74**	**427**	**-22**
Change in surplus value, etc.	1 162	722	-955	-119	-625	-34	-53	**98**
Effect on the change in net asset value	**1 317**	**2 886**	**496**	**-2 733**	**-2 304**	**40**	**374**	**76**

[1] Of which restructuring cost, SEK 75 m.

New investments by unit

	Market value SEK/share 3/31 2004	Market value SEK m. 3/31 2004	Book value SEK m. 3/31 2004	Market value SEK/share 12/31 2003	Market value SEK m. 12/31 2003	Book value SEK m. 12/31 2003
Investor Growth Capital	10	8 064	6 581	10	8 169	6 486
EQT	6	4 300	4 279	5	4 033	3 995
Investor Capital Partners – Asia Fund	1	567	567	1	543	543
Total	**17**	**12 931**	**11 427**	**16**	**12 745**	**11 024**


Number of New Investments by size on March 31, 2004*
No
70
60
50
40
30
20
10
0
0-10
11-50
51-100
101-500
501-
Market value, SEK m

Investor Growth Capital

In the first quarter, a new investment was made in EpiValley Ltd. An investment in Swedish Orphan International was also announced. EpiValley, based in Korea, manufactures and sells epiwafers and chips that are used primarily in lighting applications in mobile phones. Swedish Orphan International, based in Sweden, specializes in the development, marketing and distribution of pharmaceuticals used in the treatment of rare disorders and life-threatening diseases.

In the first quarter, Investor sold its remaining position in ASM Pacific. Holdings in Axcan, Tessera and Kyphon were also partially divested. In addition, follow-on investments were made in Bredbandsbolaget (B2) and Ness Display, among other companies.

In the first quarter, it was announced that Investor Growth Capital's activities would be realigned to the current market environment, due to a lower volume of venture capital activity, an oversupply of capital, and consequently, high valuation levels. Ultimately, these measures will reduce annual costs by approximately SEK 75 m. within New Investments and related corporate functions. The savings will correspond to about 25 percent of the cost level for the New Investments business.

Against the background of the market environment described above, b-business partners announced in the first quarter that it has decided to focus only on its current portfolio of holdings. New investment activities will thereby be discontinued within b-bp.

For more information: www.investorgrowthcapital.com

EQT

In the first quarter, Vaasan & Vaasan was sold to Capvest. It was also announced in the first quarter that an agreement had been reached with Saint-Gobain to sell Dahl. The transaction is subject to the approval of the relevant competition authorities.

In addition, a follow-on investment was made in Finn-Power during the period.

The previously announced investment in Sirona was completed during the quarter.

For more information: www.eqt.se

Investor Capital Partners – Asia Fund

Investor Capital Partners-Asia Fund made no additional investments or divestments during the three-month period.

The fund currently has three investments in its portfolio: Cosmetic Group, Kingclean and Memorex.

For more information: www.investorcapitalpartners.com

Other Holdings

Other Holdings

	3/31 2004 SEK/ share	3/31 2004 SEK m.	12/31 2003 SEK/ share	12/31 2003 SEK m.
Hi3G	2	1 621	2	1 621
Fund investments	1	744	1	801
Other	1	419	1	502
Total, Other Holdings	**4**	**2 784**	**4**	**2 924**

Hi3G

During the first quarter, a number of new 3G mobile phone models were introduced on the market. The launch of these new handsets, combined with new customer and service offerings, had a positive impact and attracted additional new subscribers.

Investor has a 40-percent stake in Hi3G. The intention is to finance Hi3G with shareholders' equity and external direct loan financing on an approximately 50-50 basis. As reported earlier, Investor estimates that its capital contribution to Hi3G, in the form of shareholder's contributions, will total between SEK 4 bn. and SEK 5 bn.

In the first quarter, SEK 281 m. was provided to Hi3G in the form of loans.

Investor's financing of Hi3G

	1/1-3/31 2004	12/31 2003	**Total**
Shareholder's contribution	0	1 648	**1 648**
Loans[1]	281	1 800	**2 081**
Total	**281**	**3 448**	**3 729**

[1] Reported under "Other assets and liabilities".

For more information: www.tre.se

Other

After the close of the period, it was announced that Investor had sold all its shares in Fiskars. The holding comprised 3,731,197 A-shares and 1,012,800 K-shares that were sold for SEK 418 m., which corresponded to the reported net asset value for Fiskars on March 31, 2004.

Other Operations

Other Operations

	3/31 2004 SEK/ share	3/31 2004 SEK m.	12/31 2003 SEK/ share	12/31 2003 SEK m.
The Grand Group	2	1 475	1	1 075
Land and real estate	0	300	1	300
Active portfolio management	0	412	0	102
Other	0	93	0	84
Total, Other Operations	**2**	**2 280**	**2**	**1 561**

The Grand Group

In the first quarter, the Grand Group purchased three buildings on Blasieholmen, in downtown Stockholm, for SEK 400 m. The result after net financial items for The Grand Group was SEK -17 m. in the first three months of the year (-22).

For more information: www.grandhotel.se

Active portfolio management

Investor's active portfolio management activities generated income of SEK 22 m. in the first three months of 2004 (-3).

Consolidated results

Operating costs amounted to SEK 126 m. in the first three months of the year (129).

A provision in the amount of SEK 100 m. for restructuring costs was charged against income in the first quarter (see next page for further information).

Income after financial items totaled SEK 6,646 m. during the three-month period (147). The amount includes a capital gain of SEK 6,148 m. on the sale of AstraZeneca shares.

Income for the period (after tax) totaled SEK 6,636 m. (113), corresponding to SEK 8.65 per share (0.15).

A more detailed description of operations is provided as a table in Appendix 1 on page 13.

Consolidated net debt

Consolidated net debt was SEK 16,150 m. at the close of the period, as against SEK 20,593 m. at year-end 2003. The change in net debt was primarily due to the proceeds from the sale of shares in AstraZeneca. The dividend payment affected net debt negatively by SEK 1,726 m. (0).

Investor's net debt amounted to 15 percent of total assets, compared with 20 percent at year-end 2003.

Cash and cash equivalents amounted to SEK 13,954 m. on March 31, 2004, as against SEK 9,803 m. at year-end 2003. During the remainder of 2004, SEK 642 m. of outstanding loans will be due for payment.


Consolidated net debt
SEK bn
Percent
25
20
15
10
5
0
2000
2001
2002
2003
3/31 2004
Total net debt (left-hand scale)
Net debt/total assets (right-hand scale)

Share capital

Investor's share capital on March 31, 2004 amounted to SEK 4,795 m. (SEK 4,795 m. on December 31, 2003).

Structure of share capital

Class of share	Number of shares	Number of votes	% of capital	% of votes
A 1 vote	311 690 844	311 690 844	40.6	87.2
B 1/10 vote	455 484 186	45 548 418	59.4	12.8
Total	**767 175 030**	**357 239 262**	**100.0**	**100.0**

Other

Measures to realign the organization

As noted in a press release in February, it has been decided to realign parts of the organization and reduce costs within the New Investments business, but also within certain corporate functions. This adjustment process is the result of changed conditions in the venture capital market, which have resulted in an investment volume that has been lower than anticipated.

Measures to realign the organization are expected to reduce annual costs by approximately SEK 75 m. These cost savings will be achieved in full within one or two years.

As a result of these organizational adjustments, close to 30 employees will gradually leave Investor.

A provision of SEK 100 m. has been made for restructuring costs in connection with the organizational changes. The provision is primarily for personnel-related expenses and for costs for terminating contracts, such as rental agreements. The provision was charged in full against income for the first quarter.

Accounting principles

When preparing this net asset value report, the same accounting principles and calculation methods have been applied as those used in the preparation of the latest annual report and the formal interim reports, with the following exceptions:

- In net asset value reports, holdings in associated companies are reported in accordance with the acquisition value method; in the annual report and interim reports, associated companies are reported in accordance with the equity method.
- As of January 1, 2004, Investor is applying Recommendation No. 29 of the Swedish Financial Accounting Standards Council. The effect of adopting this accounting principle, which is reported as a change in shareholders' equity, applies to the calculation of pension commitments and amounts to SEK -100 m.
- As of January 1, 2004, other administrative expenses in Novare, The Grand Group, EQT and Investor Capital Partners – Asia Fund are reported under "Cost of goods and services sold" in the consolidated income statement. Comparative figures have been adjusted accordingly.

Valuation principles for New Investments

The valuation of listed holdings within New Investments is based on the share price of each company on the last business day of the reporting period, less 10 or 20 percent, depending on the liquidity of the company's shares and any limitations to the disposal rights to the company's shares.

For unlisted holdings, Investor uses a valuation method in which the holdings are valued at acquisition cost, less any write-downs. The valuation, and if relevant, any need for write-downs, is determined quarterly on the basis of the market's development and the performance of each company in relation to its plan and budget.

Unlisted holdings in funds are valued on the basis of the underlying value of their holdings at the lower of acquisition cost and fund manager's valuation. Listed holdings are valued as described above. For funds in which Investor has a holding of less than 10 percent, or is inactive in the fund's activities, the main rule is that Investor uses the valuation that the fund manager makes of all holdings in the fund. However, the fund is never valued higher than Investor's acquisition cost. If Investor's evaluation is that the fund manager's valuation has not given sufficient consideration to factors that can negatively affect the holdings, the value may be written down.

Reporting in accordance with IFRS

In accordance with the requirements that listed companies in the EU will have to meet as of 2005, Investor will adopt the International Financial Reporting Standards (IFRS).

Based on current knowledge, the most significant difference between current reporting principles and those of the IFRS are that a large portion of financial assets and liabilities will be reported at fair value, instead of at the lower of acquisition value and fair value. Reported shareholders' equity in Investor's formal reporting will thereby be closer to Investor's net asset value (assets less liabilities at fair value), which is positive since the net asset value and its change best reflect the company's performance.

Interim reports in 2004

In the interim reports for 2004, Investor's associated companies will be reported in accordance with the equity method in the consolidated income statement and balance sheet. As a consequence, Investor must wait for the interim reports of associated companies before it can prepare its own formal interim report. However, for the purpose of providing financial information to the market as quickly as possible, Investor will release two reports per quarter (see "Financial events 2004"): a net asset value report that is based on the acquisition value method, like earlier interim reports, and a formal interim report prepared in accordance with the equity method.

Financial events 2004

May 28	Interim Report, January-March
July 12	Net Asset Value Report, January-June
August 27	Interim Report, January-June
October 12	Net Asset Value Report, January-September
November 26	Interim Report, January-September

Stockholm, April 19, 2004

M. Wallenberg

Marcus Wallenberg

President and Chief Executive Officer

For more information:

Lars Wedenborn, Chief Financial Officer:
+46 8 614 2141, +46 735-24 21 41
lars.wedenborn@investorab.com

Fredrik Lindgren, Vice President,
Corporate Communications: +46 8 614 2031,
+46 735-24 20 31
fredrik.lindgren@investorab.com

Investor Relations Group, +46 8 614 2800
ir@investorab.com

www.investorab.com

Investor AB (publ), 556013-8298
Visiting address: Arsenalsgatan 8C
SE-103 32 Stockholm, Sweden
Phone: + 46 8 614 20 00
Fax: + 46 8 614 21 50
info@investorab.com

This net asset value report has not been subject to review by the Company's auditors.

INVESTOR GROUP

CONSOLIDATED INCOME STATEMENT

Acquisition value method

SEK m.	2004 1/1-3/31	2003 1/1-3/31
Core Holdings		
Dividends	299	365
Capital gains/losses	6 148	-41
Operating costs	-43	-39
Net income - Core Holdings	**6 404**	**285**
New Investments		
Dividends	-	42
Capital gains/losses and write-downs	568	143
Operating costs	-66	-70
Restructuring cost	-75	-
Net income - New Investments	**427**	**115**
Other Holdings		
Dividends	12	29
Capital gains/losses and write-downs	37	5
Operating costs	-2	-2
Net income - Other Holdings	**47**	**32**
Other Operations		
Net sales	149	154
Cost of goods and services sold	-161	-172
Net income, active portfolio management	22	-3
Operating costs	-6	-9
Net income - Other Operations	**4**	**-30**
Groupwide operating costs	-9	-9
Restructuring cost	-25	-
Operating income	**6 848**	**393**
Net financial items	-202	-246
Income after financial items	**6 646**	**147**
Tax on net income for the period	-7	-32
Minority interest in net income for the period	-3	-2
Net income for the period	**6 636**	**113**
Earnings per share before and after dilution, SEK	**8.65**	**0.15**

INVESTOR GROUP

CONSOLIDATED BALANCE SHEET

Acquisition value method

SEK m.	2004 3/31	2003 12/31
Assets		
Tangible fixed assets	1 739	1 330
Shares and participations	66 109	67 009
Receivables	4 353	3 278
Cash and cash equivalents	13 954	9 803
Total assets	**86 155**	**81 420**
Shareholders' equity and liabilities		
Shareholders' equity	52 224	47 103
Provision for pensions	243	286
Other provisions	822	756
Loans	29 861	30 110
Other liabilities	3 005	3 165
Total shareholders' equity and liabilities	**86 155**	**81 420**

Net debt		
Cash and cash equivalents	13 954	9 803
Loans	-29 861	-30 110
Provision for pensions	-243	-286
Total net debt	**-16 150**	**-20 593**

CHANGES IN SHAREHOLDERS' EQUITY

Acquisition value method

SEK m.	2004 3/31	2003 12/31
Opening balance as per balance sheet	**47 103**	**49 345**
Effect of change in accounting policy	-	-100
Opening balance adjusted for change in accounting policy	**47 103**	**49 245**
Dividend to shareholders	-1 726	-2 608
Effect of employee stock option programs (hedging, etc.)	38	75
Exchange rate differences	173	-538
Net income for the period	6 636	929
Closing balance for the period	**52 224**	**47 103**

INVESTOR GROUP

CONSOLIDATED STATEMENT OF CASH FLOWS

SEK m.	2004 1/1-3/31	2003 1/1-3/31
Cash flows from operating activities		
Core Holdings		
Dividends received	-	16
New Investments		
Dividends received	-	37
Other Holdings		
Dividends received	12	25
Active portfolio management, Other Operations and operating costs		
Payments received	7 450	5 003
Payments made	-7 961	-5 367
Cash flows from operating activities before net interest income/expense and income taxes	**-499**	**-286**
Interest received/paid	-267	-222
Income taxes paid	-88	-271
Cash flows from operating activities	**-854**	**-779**
Cash flows from investing activities		
Core Holdings		
Sales	7 320	50
New Investments		
Acquisitions, etc.	-513	-411
Sales	800	566
Other Holdings		
Acquisitions, etc.	-	-200
Increase in long-term receivables	-250	-
Sales	37	-
Acquisitions of tangible fixed assets	-424	-21
Cash flows from investing activities	**6 970**	**-16**
Cash flows from financing activities		
Loans raised	301	1 419
Loans amortized	-501	-
Change in short-term borrowing, net	-50	1 971
Dividends paid	-1 726	-
Cash flows from financing activities	**-1 976**	**3 390**
Cash flows for the period	**4 140**	**2 595**
Cash and cash equivalents, opening balance	**9 803**	**5 361**
Effect of exchange rate changes	11	-6
Cash and cash equivalents, closing balance	**13 954**	**7 950**

APPENDIX 1 – INVESTOR'S PERFORMANCE BY BUSINESS AREA

Performance by business area 1/1-3/31 2004

(SEK m.)	Core Holdings	New Investments	Other Holdings	Other Operations	Investor groupwide	Total
Dividends	299		12	3		314
Capital gains/losses	6 148	540	2	7 [1]		6 697
Write-downs, net		28	35	12		75
Other revenues and expenses				-12 [2]		-12
Operating costs	-43	-66	-2	-6	-9	-126
Restructuring cost		-75			-25	-100
Operating income	**6 404**	**427**	**47**	**4**	**-34**	**6 848**
Net financial items					-202	-202
Tax and minority interest					-10	-10
Income for the period	**6 404**	**427**	**47**	**4**	**-246**	**6 636**
Change in surplus value	3 634	-217	-32	14		3 399
Other (currency, etc.)		164			48	212
Dividends paid					-1 726	-1 726
Effect on net asset value	***10 038***	***374***	***15***	***18***	***-1 924***	***8 521***

Net asset value by business area 3/31 2004

	Core Holdings	New Investments	Other Holdings	Other Operations	Investor groupwide	Total
Book value	51 268	11 427	2 498	1 746	1 436	68 375
Accumulated surplus value	37 035	1 504	286	534		39 359
Net debt					-16 150	-16 150
Total net asset value	***88 303***	***12 931***	***2 784***	***2 280***	***-14 714***	***91 584***

Performance by business area 1/1-3/31 2003

(SEK m.)	Core Holdings	New Investments	Other Holdings	Other Operations	Investor groupwide	Total
Dividends	365	42	29	2		438
Capital gains/losses	-41	-25		-5 [1]		-71
Write-downs, net		168	5			173
Other revenues and expenses				-18 [2]		-18
Operating costs	-39	-70	-2	-9	-9	-129
Operating income	**285**	**115**	**32**	**-30**	**-9**	**393**
Net financial items					-246	-246
Tax and minority interest					-34	-34
Income for the period	**285**	**115**	**32**	**-30**	**-289**	**113**
Change in surplus value	-3 943	-126	24	34		-4 011
Other (currency, etc.)		-69			-33	-102
Effect on net asset value	***-3 658***	***-80***	***56***	***4***	***-322***	***-4 000***

Net asset value by business area 3/31 2003

	Core Holdings	New Investments	Other Holdings	Other Operations	Investor groupwide	Total
Book value	51 810	11 540	2 897	1 075	-646	66 676
Accumulated surplus value	7 460	1 197	268	588		9 513
Net debt					-17 420	-17 420
Total net asset value	***59 270***	***12 737***	***3 165***	***1 663***	***-18 066***	***58 769***

[1] Capital gains/losses refer to active portfolio management activities, of which sales amounted to SEK 7,753 m. (4,577).

[2] Net sales amounted to SEK 149 m. (154) and refer primarily to The Grand Group.